MGT Capital Investments, Inc.
512 S. Mangum Street, Suite 408

Durham, North Carolina 27701

June 24, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Attention: Jan Woo and Jeff Kauten

Re:	MGT Capital Investments, Inc.

Registration Statement on Form S-1 (No. 333-231928)

Ladies and Gentlemen:

MGT Capital Investments, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Tuesday, June 25, 2019, or as soon as possible thereafter.

Very truly yours,

MGT CAPITAL INVESTMENTS, INC.

By:	/s/ Robert Ladd
Robert Ladd
President and Chief Executive Officer